BC FORM 53-901F
(Previously Form 27)
SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

1.   Reporting Issuer

     Canplats Resources Corporation
     #1180 — 999 West Hastings Street
     Vancouver, B.C. V6C 2W2

2.   Date of Material Change

      August 11, 2003

3.   Press Release

     A news release was issued on August 11, 2003.

4.  Summary of Material Change

Canplats Resources Corporation is pleased to report a lease with option to purchase agreement for a 100% interest in the Yerbabuena epithermal gold prospect located approximately 150 kilometers north-northwest of Durango, Mexico. The property consists of two concessions totalling 1,256 hectares (3,103.5 acres) and is subject to a 2% net smelter royalty.

5.  Full Description of Material Changes

      See attached news release dated August 11, 2003.

6.  Reliance on Section 85(2) of the Act

      N/A

7.  Omitted Information

      NIL

8.  Senior Officers

      Names:  R.E. Gordon Davis, President & CEO
                     Linda J. Sue, Corporate Secretary

     Business Tel.: (604) 689-3846

9.  Statement of Senior Officer

      The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 12th day of August, 2003

/s/ Linda J. Sue
_________________________________
Linda J. Sue, Corporate Secretary

August 11, 2003	TSX Venture Exchange: CPQ

CANPLATS ACQUIRES SECOND EPITHERMAL GOLD PROJECT IN MEXICO

Vancouver, B.C., August 11, 2003 — Canplats Resources Corporation (TSX Venture: CPQ) is pleased to report a lease with option to purchase agreement for a 100% interest in the Yerbabuena epithermal gold prospect located approximately 150 kilometers north-northwest of Durango, Mexico. The property consists of two concessions totalling 1,256 hectares (3,103.5 acres) and is subject to a 2% net smelter royalty.

Under the terms of the agreement with La Cuesta International, Inc., owner of the Yerbabuena property, Canplats may make staged payments totally US$62,500 over three years and US$30,000 annually thereafter, plus applicable taxes, to lease the property. Canplats may purchase the property for a total consideration of US$2.0 million in pre-production and production royalty payments.

The Yerbabuena property is located in a north-northwest-trending belt of prolific base and precious metal mines in central Mexico that include Fresnillo and San Francisco del Oro. Like the nearby, wholly-owned Rodeo property, work to date on the property indicates the presence of the upper levels of a large precious metal-bearing epithermal system with bulk tonnage potential at surface. In addition, there is potential for bonanza-grade gold veins and mantos at depth over significant strike lengths.

The Yerbabuena property is located along a major system of basin-and-range normal faults juxtaposing silicified, iron-stained and locally clay-altered Tertiary intermediate-to-felsic volcanic rocks against altered, silicified and brecciated Cretaceous silty limestones and shales. The property covers four distinct areas of mineralization for which mapping, sampling and geophysics are recommended prior to drilling. One of the four, the Yerbabuena area, is silicified and exposed over an area of at least 700 meters by 400 meters. Discontinuous chip samples in outcrop average 384 parts per billion (ppb) gold and 12.0 parts per million silver over a 250-meter area.

Work is expected to begin on the property in September. In addition to its Mexican gold-focused properties, Canplats holds property interests in the Nipigon Plate area of northwestern Ontario where a drill program was recently completed.

For further information, contact:

R.E. Gordon Davis Chairman, President and C.E.O. Direct: (604) 484-8220	Paul LaFontaine Manager, Investor Relations Direct: (604) 484-8212 N.A/ toll-free: (866) 338-0047 info@canplats.com http://www.canplats.com

To receive Canplat’s news releases by e-mail, contact Paul LaFontaine, manager, investor relations, at info@canplats.com ~or (866) 338-0047. The TSX Venture Exchange has neither approved nor disapproved of the information contained herein. Some of the statements contained in the company’s news releases may be forward-looking statements such as the company’s future plans, objectives and goals. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include general and economic conditions as well as those described in Canplats’ SEC Form 20F as amended.